Exhibit 23.3
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Big 5 Sporting Goods Corporation:
We consent to the use of our report dated March 9, 2007, with respect to the consolidated balance sheet of Big 5 Sporting Goods Corporation as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2006, and the related financial statement schedule, incorporated herein by reference.
As discussed in Note 2 and 13 to the consolidated financial statements, effective January 2, 2006, Big 5 Sporting Goods Corporation and subsidiaries adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.
/s/ KPMG LLP
Los Angeles, California
March 14, 2008